UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,467,724
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,467,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,467,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,467,724
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,467,724
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,467,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2011 (the “Original Schedule 13D”) and Amendment No. 1 filed on June 3, 2011, by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the “Shares”), of The Greater China Fund, Inc. (the “Fund”).  This Amendment No. 2 amends Items 3, 4, and 5 of the Original Schedule 13D by disclosing transactions resulting in an increase to the aggregate amount of shares beneficially owned by City of London.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1(a).                      Name of Issuer:

The Greater China Fund, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

The Greater China Fund, Inc.
Gateway Center 3
100 Mulberry Street
Newark, New Jersey 07102

Item 2.                          Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario,  Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and nineteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  EWF, GEM, IEM, BMI, FREE, FRONT, PLUS, GFM, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                         Source and Amount of Funds or Other Considerations.

The response set forth in Item 3 of the Schedule 13D is hereby amended as follows:

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 9,467,724 Shares beneficially owned by the Reporting Persons was $113,150,814, inclusive of brokerage commissions.  The aggregate purchase price of the 901,439 Shares owned directly by BMI was $11,344,869, inclusive of brokerage commissions.  The aggregate purchase price of the 909,558 Shares owned directly by EWF was $10,235,914, inclusive of brokerage commissions.  The aggregate purchase price of the 909,078 Shares owned directly by FREE was $10,841,705, inclusive of brokerage commissions.  The aggregate purchase price of the 910,787 Shares owned directly by GEM was $9,901,347, inclusive of brokerage commissions.  The aggregate purchase price of the 5,013 Shares owned directly by GFM was $57,852, inclusive of brokerage commissions.  The aggregate purchase price of the 910,661 Shares owned directly by IEM was $10,428,684, inclusive of brokerage commissions.  The aggregate purchase price of the 84,153 Shares owned directly by PLUS was $1,007,211, inclusive of brokerage commissions.  The aggregate purchase price of the 4,837,035 Shares owned directly by the Segregated Accounts was $59,333,232, inclusive of brokerage commissions.

Item 4.                         Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended as follows:

For investment purposes, the Reporting Persons acquired Shares on behalf of the City of London Funds and the Segregated Accounts from June 29 through July 29, 2011.  The overall result of the purchases was a 2.58% increase of City of London’s beneficial ownership of Shares.

Item 5.                         Interests in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended as follows:

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 9,467,724 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 31.1% of the 30.369 million Shares outstanding as of August 9, 2010, as reported by the Fund. As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM, PLUS, and the Segregated Accounts owned directly 901,439; 909,558; 909,078; 910,787; 5,013; 910,661; 84,153; and 4,837,035 Shares, respectively, representing approximately 2.97%, 2.99%, 2.99%, 3.00%, 0.02%, 3.00%, 0.28% and 15.93%, respectively, of the 30.369 million Shares outstanding as of August 9, 2010,.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

Account	BUY	6/29/2011	13,855	12.44
Account	BUY	6/29/2011	2,110	12.44
EWF	BUY	6/29/2011	36,000	12.44
Account	BUY	6/29/2011	12,530	12.44
Account	BUY	6/29/2011	13,170	12.44
Account	BUY	6/29/2011	8,730	12.44
Account	BUY	6/29/2011	4,605	12.44
Account	BUY	6/29/2011	15,425	12.44
Account	BUY	6/29/2011	15,785	12.44
Account	BUY	6/29/2011	12,790	12.44
Account	BUY	6/30/2011	8,735	12.67
Account	BUY	6/30/2011	1,330	12.67
Account	BUY	6/30/2011	7,895	12.67
Account	BUY	6/30/2011	8,300	12.67
Account	BUY	6/30/2011	5,505	12.67
Account	BUY	6/30/2011	2,900	12.67
Account	BUY	6/30/2011	9,725	12.67
Account	BUY	6/30/2011	9,950	12.67
Account	BUY	6/30/2011	8,060	12.67
Account	BUY	7/1/2011	4,235	12.84
Account	BUY	7/1/2011	3,700	12.84
Account	BUY	7/1/2011	645	12.84
Account	BUY	7/1/2011	3,820	12.84
Account	BUY	7/1/2011	2,670	12.84
Account	BUY	7/1/2011	1,410	12.84
Account	BUY	7/1/2011	4,790	12.84
Account	BUY	7/1/2011	21,850	12.84
Account	BUY	7/1/2011	2,110	12.84
Account	BUY	7/1/2011	865	12.84
Account	BUY	7/1/2011	3,905	12.84
Account	BUY	7/5/2011	2,400	12.83
Account	BUY	7/6/2011	21,100	12.71
Account	BUY	7/7/2011	6,320	12.90
Account	BUY	7/7/2011	960	12.90
Account	BUY	7/7/2011	10,390	12.90
Account	BUY	7/7/2011	3,985	12.90
Account	BUY	7/7/2011	2,100	12.90
Account	BUY	7/7/2011	32,575	12.90
PLUS	BUY	7/7/2011	2,215	12.90
Account	BUY	7/7/2011	7,010	12.90
Account	BUY	7/7/2011	3,150	12.90

Account	BUY	7/7/2011	1,295	12.90
Account	BUY	7/8/2011	10,000	12.79
Account	BUY	7/11/2011	4,090	12.56
Account	BUY	7/11/2011	15,810	12.56
Account	BUY	7/13/2011	2,950	12.65
Account	BUY	7/13/2011	2,580	12.65
Account	BUY	7/13/2011	450	12.65
BMI	BUY	7/13/2011	10,185	12.65
Account	BUY	7/13/2011	4,845	12.65
Account	BUY	7/13/2011	3,495	12.65
Account	BUY	7/13/2011	2,800	12.65
Account	BUY	7/13/2011	1,860	12.65
Account	BUY	7/13/2011	980	12.65
Account	BUY	7/13/2011	3,330	12.65
Account	BUY	7/13/2011	15,180	12.65
PLUS	BUY	7/13/2011	1,035	12.65
Account	BUY	7/13/2011	3,270	12.65
Account	BUY	7/13/2011	3,365	12.65
Account	BUY	7/13/2011	1,470	12.65
Account	BUY	7/13/2011	605	12.65
Account	BUY	7/13/2011	2,720	12.65
Account	BUY	7/14/2011	2,265	12.66
Account	BUY	7/14/2011	345	12.66
Account	BUY	7/14/2011	3,725	12.66
Account	BUY	7/14/2011	2,045	12.66
Account	BUY	7/14/2011	2,150	12.66
Account	BUY	7/14/2011	1,430	12.66
Account	BUY	7/14/2011	755	12.66
Account	BUY	7/14/2011	11,675	12.66
Account	BUY	7/14/2011	2,515	12.66
Account	BUY	7/14/2011	2,590	12.66
Account	BUY	7/15/2011	17,756	12.69
Account	BUY	7/18/2011	1,477	12.57
Account	BUY	7/19/2011	2,565	12.70
Account	BUY	7/19/2011	390	12.70
Account	BUY	7/19/2011	4,210	12.70
Account	BUY	7/19/2011	2,315	12.70
Account	BUY	7/19/2011	2,435	12.70
Account	BUY	7/19/2011	1,615	12.70
Account	BUY	7/19/2011	850	12.70
Account	BUY	7/19/2011	13,179	12.70
Account	BUY	7/19/2011	2,845	12.70
Account	BUY	7/20/2011	4,010	12.72
Account	BUY	7/20/2011	610	12.72
Account	BUY	7/20/2011	6,595	12.72

Account	BUY	7/20/2011	3,620	12.72
Account	BUY	7/20/2011	3,810	12.72
Account	BUY	7/20/2011	2,530	12.72
Account	BUY	7/20/2011	1,335	12.72
Account	BUY	7/20/2011	20,630	12.72
Account	BUY	7/20/2011	4,455	12.72
Account	BUY	7/21/2011	1,795	12.79
Account	BUY	7/21/2011	1,570	12.79
GFM I	BUY	7/21/2011	30	12.79
Account	BUY	7/21/2011	1,616	12.79
Account	BUY	7/21/2011	1,705	12.79
Account	BUY	7/21/2011	1,130	12.79
Account	BUY	7/21/2011	9,215	12.79
Account	BUY	7/21/2011	1,655	12.79
Account	BUY	7/22/2011	4,815	12.91
Account	BUY	7/22/2011	6,525	12.91
GFM I	BUY	7/22/2011	95	12.91
Account	BUY	7/22/2011	4,960	12.91
Account	BUY	7/22/2011	28,276	12.91
Account	BUY	7/22/2011	2,745	12.91
Account	BUY	7/22/2011	1,130	12.91
Account	BUY	7/22/2011	5,060	12.91
Account	BUY	7/25/2011	990	12.87
Account	BUY	7/25/2011	5,865	12.87
Account	BUY	7/25/2011	1,217	12.87
Account	BUY	7/25/2011	2,165	12.87
Account	BUY	7/26/2011	4,755	13.00
Account	BUY	7/26/2011	4,165	13.00
Account	BUY	7/26/2011	725	13.00
EWF	BUY	7/26/2011	3,250	13.00
Account	BUY	7/26/2011	4,315	13.00
FREE	BUY	7/26/2011	4,550	13.00
Account	BUY	7/26/2011	4,285	13.00
Account	BUY	7/26/2011	4,510	13.00
Account	BUY	7/26/2011	2,995	13.00
Account	BUY	7/26/2011	1,580	13.00
Account	BUY	7/26/2011	24,440	13.00
Account	BUY	7/26/2011	5,430	13.00
Account	BUY	7/27/2011	1,855	12.98
Account	BUY	7/27/2011	325	12.98
BMI	BUY	7/27/2011	5,460	12.98
Account	BUY	7/27/2011	2,510	12.98
EWF	BUY	7/27/2011	730	12.98
FREE	BUY	7/27/2011	985	12.98
GFM I	BUY	7/27/2011	35	12.98

Account	BUY	7/27/2011	1,910	12.98
Account	BUY	7/27/2011	2,015	12.98
Account	BUY	7/27/2011	705	12.98
Account	BUY	7/27/2011	2,395	12.98
Account	BUY	7/27/2011	10,898	12.98
Account	BUY	7/27/2011	2,355	12.98
Account	BUY	7/27/2011	2,420	12.98
Account	BUY	7/27/2011	1,950	12.98
Account	BUY	7/28/2011	16,513	12.98
Account	BUY	7/29/2011	1,275	12.99
Account	BUY	7/29/2011	1,115	12.99
Account	BUY	7/29/2011	195	12.99
Account	BUY	7/29/2011	2,095	12.99
Account	BUY	7/29/2011	1,510	12.99
Account	BUY	7/29/2011	1,145	12.99
Account	BUY	7/29/2011	1,210	12.99
Account	BUY	7/29/2011	425	12.99
Account	BUY	7/29/2011	1,435	12.99
Account	BUY	7/29/2011	6,535	12.99
Account	BUY	7/29/2011	1,410	12.99
Account	BUY	7/29/2011	1,455	12.99
Account	BUY	7/29/2011	630	12.99
Account	BUY	7/29/2011	260	12.99
Account	BUY	7/29/2011	1,175	12.99

Item 7.                         Materials to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 9, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title: Director